Exhibit (a)(5)

FORM OF EMAIL CONFIRMATION OF RECEIPT OF LETTER OF TRANSMITTAL

To:	[Name of Tendering Option Holder]

Date:	[ ] , 2006

Re:	Confirmation of Receipt of Letter of Transmittal

This email confirms our receipt of your Letter of Transmittal, which sets forth your election to tender one or more of your eligible options for cancellation and corresponding grant of replacement options pursuant to the stock option exchange program. This email does not serve as formal acceptance by Kintera of the options designated on your Letter of Transmittal for exchange, per the terms of the Offer to Exchange previously given to you and filed with the U.S. Securities and Exchange Commission. A formal notice of the acceptance or rejection of your tendered options will be sent to you promptly after the expiration of the Offer to Exchange, which is currently scheduled to occur at 5:00 p.m., Pacific Time, on June 28, 2006. You may withdraw your election to exchange your options at any time prior to the expiration of the Offer to Exchange. If you wish to withdraw your tendered options, you must deliver your notice of withdrawal according to the procedures set forth in the Offer to Exchange. If you have any questions, please contact Human Resources at (858) 795-3000 or HumanResources@kintera.com.